

16013105

UNITED STATES
ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processi
Section
FEB 29 2016
Washington DC
416

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 65167



FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

The Silverfern Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

599 Lexington Avenue, 47th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathy Efrem — **212-897-1686**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name -- *if individual, state last, first, middle name*)

51 John F. Kennedy Parkway	Short Hills	NJ	07078
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Kathy Efrem, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Silverfern Group, Inc., as of December 31 ,20 15 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Executive Officer
Title

Notary Public

LINDSEY BREEN
NOTARY PUBLIC STATE OF NEW YORK
No 01BR6229395
Qualified in New York County
My Commission Expires October 12, 2018

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE SILVERFERN GROUP, INC.

INDEX



KPMG LLP
New Jersey Headquarters
51 John F. Kennedy Parkway
Short Hills, NJ 07078-2702

Report of Independent Registered Public Accounting Firm

The Silverfern Group, Inc.

We have audited the accompanying statement of financial condition of The Silverfern Group, Inc. (the "Company") as of December 31, 2015. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of The Silverfern Group, Inc. as of December 31, 2015 in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Short Hills, New Jersey
February 25, 2016

THE SILVERFERN GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED DECEMBER 31, 2015

ASSETS

Cash	$	316,749
Due from affiliate		303,475
TOTAL ASSETS	$	620,224

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES - accounts payable	$	59,182
STOCKHOLDER'S EQUITY		
Common stock, no par value, 20,000 shares authorized:		
1,600 shares issued and outstanding		696,000
Accumulated deficit		(134,958)
TOTAL STOCKHOLDER'S EQUITY		561,042
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	620,224

THE SILVERFERN GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015

Note 1 - Organization

The Silverfern Group, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was incorporated in New York in 2001. The Company provides merchant banking and related financial advisory services to institutional clients and certain other investors. The Company does not hold customers' cash or securities. It operates from an office in the New York City metropolitan area.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition

The Company records advisory fees as they are earned based on the services provided or in the case of investment banking fees, when the transaction is consummated.

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of certain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

Income Taxes (continued)

In accordance with U.S. GAAP, the Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholders' equity. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. At December 31, 2015, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. No interest expense or penalties have been recognized as of and for the year ended December 31, 2015.

The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. state and local jurisdictions. Generally the Company is no longer subject to income tax examinations by major taxing authorities for years before 2012. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Note 3 - Income Taxes

No current or deferred income tax expense was recognized in 2015. The Company utilized approximately $36,000 of its deferred tax assets to offset current period tax expense.

At December 31, 2015, the Company has recorded a deferred tax asset of approximately $16,000. A full valuation allowance has been recognized against these deferred tax assets as the ultimate realization of deferred tax assets is dependent upon the generation of future taxable income, estimation of which is not reasonably possible.

The Company has approximately $5,500 carryforwards available for federal income tax purposes and approximately $90,000 available for state and local income tax purposes. These carryforwards expire through 2032.

THE SILVERFERN GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015

Note 4 - Concentrations

The Company maintains all of its cash balances in one financial institution. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk.

A significant portion of the Company's assets are reflected in a receivable from its affiliate.

Note 5 - Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or 6-2/3 percent of aggregate indebtedness, whichever is greater, as these terms are defined. The rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1, and provides that equity capital may not be withdrawn if certain net capital requirements are not met. At December 31, 2015, the Company had net capital of approximately $243,000, which exceeded its requirement by approximately $238,000.

In accordance with the FINRA membership agreement applicable to the Company, it is designated to operate under the exemptive provision of Paragraph (k)(2)(i) of SEC rule 15c3-3.

Note 6 - Related Party Transactions

The Company has entered into a management service agreement with The Silverfern Group Mgmt, LLC, a New York limited liability company (SGM). The agreement calls for SGM to provide the Company with employees, and property and equipment to fulfill its day-to-day operations. In addition, the Company has also entered into agreements with certain affiliates to provide consulting and management services on specific engagements of the Company. An analysis of these amounts is as follows:

Rent expense	$ 43,572
Payroll expense	842,884
Management services	1,535,000
Other office expenses	35,544
	$ 2,457,000

Due from affiliate represents amounts advanced for future expenses. During 2015, three clients represented 89% of total revenue. The company earned revenue related to the placement of securities for three affiliated entities.